3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE          TSX: COM

CARDIOME REPORTS THIRD QUARTER RESULTS

Vancouver, Canada, October 29, 2003 - Cardiome Pharma Corp. (the “Company” or “Cardiome”) reported today financial results for the third quarter ended August 31, 2003. Amounts, unless specified otherwise, are all in Canadian dollars. At August 31, 2003, the exchange rate was CDN$1.00 = U.S.$0.7217.

For the quarter ended August 31, 2003, the Company recorded a loss of $4.68 million ($0.15 per common share), compared to a loss of $3.10 million ($0.11 per common share) for the same period in the preceding fiscal year (“fiscal 2002”). On a year-to-date basis, Cardiome recorded a loss of $12.8 million ($0.43 per common share) for the nine months ended August 31, 2003, compared to a loss of $8.92 million ($0.41 per common share) for the same period in fiscal 2002. The results of operations were in line with the Company’s management’s expectations.

Revenue decreased to $0.34 million and $1.06 million for the three and nine month periods ended August 31, 2003 respectively, compared to $1.31 million and $1.39 million for the same periods in fiscal 2002. Revenue for the three and nine month periods ended August 31, 2003 mainly includes the amortization of deferred revenue related to the initial payment with respect to the development and transfer agreement with UCB Farchim S.A. (“UCB”) and contract research fees for services provided to UCB. The amortization of the remaining deferred revenue related to the upfront payment from the Company’s license agreement with AstraZeneca A.B., which was terminated in June 2002, was the primary source of research collaborative and licensing revenue for the three and nine month periods ended August 31, 2002. The Company expects to continue receiving contract research fees from UCB and will continue to recognize as revenue the amortization of deferred revenue related to the initial payments from the exiting agreement with UCB. The Company also expects to recognize as revenue the amortization of deferred revenue related to the initial payments of US$10 million from its collaboration and license agreement with Fujisawa Health Care, Inc. (“Fujisawa”).

Research and development expenditures increased to $3.32 million and $8.86 million for the three and nine month periods ended August 31, 2003 respectively, compared to $2.73 million and $6.36 million for the same periods in fiscal 2002. The increase in research and development expenditure was primarily due to the expanded activities in connection with the Company‘s three late stage clinical development programs focused on atrial arrhythmia, congestive heart failure (“CHF”), and allopurinol intolerant hyperuricemia (gout). Specifically, these increases were associated with the initiation the of first Phase III clinical trial for intravenous application of RSD1235 in August 2003, manufacture of additional RSD1235 drug supplies, ongoing Phase II/III clinical trial and proof-of-concept trials of oxypurinol for the treatment of CHF, as well as the expenses incurred to support the advancement of the gout project into regulatory process. The Company expects to incur a higher level of clinical development expenditures for the remainder of fiscal 2003 as its RSD1235 project, CHF project and gout project have advanced into late stage of clinical development. The Company also expects to recover 75% of its clinical development expenditures associated with the Phase III clinical trial for the intravenous application of RSD1235 from Fujisawa.

Bob Rieder, President and CEO of Cardiome, said “This quarter has seen several landmark accomplishments by the Cardiome team”. “We have greatly strengthened the financial position of the company, have generated exciting new clinical data on oxypurinol, and have concluded a very attractive marketing partnership with a leading global pharmaceutical company” added Bob Rieder.

General and administration expenses were $0.92 million and $2.63 million for the three and nine month periods ended August 31, 2003 respectively, compared to $0.94 million and $2.58 million for the same periods in fiscal 2002. The slight increase in general and administration expenses on a year-to-date basis was a result of costs to support the expanded business development activities associated with the licensing of RSD1235. The Company expects a moderate increase in general and administration expenses for the remainder of fiscal 2003, as compared to fiscal 2002.

The Company’s activities during the nine months ended August 31, 2003 were financed mainly by its working capital carried forward from the preceding fiscal year and the net proceeds released in June 2003 in connection with the completion of a private placement of special warrants in April 2003. At August 31, 2003, the Company had working capital of $14 million, as compared to $16.88 million at November 30, 2002. At August 31, 2003, the Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $14.87 million, as compared to $19.74 million at November 30, 2002. Subsequent to the quarter ended August 31, 2003, the Company completed a public offering on a bought deal basis for a total gross proceed of $23 million, including the proceed from the exercise of the over-allotment option. The Company expects to collect US$10 million from its collaboration and license agreement with Fujisawa in the fourth quarter of fiscal 2003. These additional capital resources have strengthened the Company’s financial position. The Company believes that it has sufficient resources to fund operations into fiscal 2007.

On August 15, 2003, subject to regulatory approval, the Company announced that its fiscal year-end will be changed from November 30 to December 31 effective December 31, 2003, so that it will coincide with the calendar year-end.

Teleconference Call Notification: October 30, 2003 1:00 p.m. EST 10:00 a.m. PST

On Thursday, October 30, 2003, Cardiome will hold a teleconference call and webcast at 1:00 p.m. EST (10:00a.m. PST) to discuss the third quarter financial results and to provide an update on developments of the Company. To listen to the conference call, please dial 1-888-280-8277 or 416-695-9705. The live or archived webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235. On October 16, 2003, Cardiome and Fujisawa Healthcare Inc. entered into a partnership granting Fujisawa North American rights to intravenous RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

Selected Financial Highlights (Canadian dollars) 1, 2

Balance Sheets	As at
	August 31, 2003	November 30, 2002
Cash and cash equivalents Short-term investments Amounts receivable and other Prepaid expenses	$5,400,178 9,472,316 425,449 631,129	$1,430,349 18,306,028 512,667 71,199
Total current assets Capital assets Intangible and other assets	15,929,072 362,484 26,617,454	20,320,243 399,646 29,111,861
Total assets	$42,909,010	$49,831,750
Current liabilities Obligations under capital lease Deferred revenue Shareholders’ equity	$1,928,817 16,250 529,065 40,434,878	$3,437,077 36,260 925,865 45,432,548
Total liabilities and shareholders’ equity	$42,909,010	$49,831,750

Statements of Loss and Deficit	For the Three Months Ended		For the Nine Months Ended
	August 31, 2003	August 31, 2002	August 31, 2003	August 31, 2002
Revenue Research collaborative and licensing	$342,522	$1,314,627	$1,060,385	$1,390,237
Expenses Research and Development General and Administration Amortization	3,318,759 915,603 885,738	2,726,638 943,987 903,060	8,863,110 2,630,661 2,714,064	6,358,802 2,584,841 1,853,116
	5,120,100	4,573,685	14,207,835	10,796,759
Operating loss Other income Interest and other income	(4,777,578) 98,104	(3,259,058) 162,266	(13,147,450) 346,658	(9,406,522) 385,400
Loss before income taxes Future income tax recovery	$(4,679,474) -	$(3,096,792) -	$(12,800,792) -	$(9,021,122) 100,000
Loss for the period Deficit, beginning of period	$(4,679,474) (52,547,134)	$(3,096,792) (36,220,440)	$(12,800,792) (44,425,8160)	$(8,921,122) (30,396,110)
Deficit, end of period	$(57,226,608)	$(39,317,232)	$(57,226,608)	$(39,317,232)
Basic and diluted loss per common share[3]	$(0.15)	$(0.11)	$(0.43)	$(0.41)

1	Condensed from the Company’s unaudited financial statements.
2	Certain comparative figures have been reclassified to conform to the financial presentation used in the current reporting period.
3	Net loss per common share is based on the weighted average number of common shares outstanding during the period.

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others; those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer

FOR FURTHER INFORMATION:

For more information:
Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109
Email: dgraham@cardiome.com